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December 23, 2013	Renee E. Laws 617-235-4975 617-235-9905 fax Renee.Laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (the “Registrant”) Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of each of the acquired funds set forth below by each of the corresponding series of the Registrant set forth below:

Acquiring Fund (Registrant)	Corresponding Acquired Fund (Northern Lights Fund Trust)
SouthernSun Small Cap Fund	SouthernSun Small Cap Fund

SouthernSun U.S. Equity Fund	SouthernSun U.S. Equity Fund

The Prospectus/Proxy Statement contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Acquired Funds, each a series of Northern Lights Fund Trust, at which time the shareholders of the Acquired Funds will be asked to vote on the proposed acquisition of each Acquired Fund by the corresponding Acquiring Fund, each a newly created series of the Registrant. Included in the Registration Statement is the form of proxy for the shareholder meeting.

The Registration Statement relates solely to SouthernSun Small Cap Fund and SouthernSun U.S. Equity Fund, each a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

December 23, 2013

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on January 29, 2014 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws
Renee E. Laws